Filed by: BHP Billiton Plc
and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc
Commission File No.: 001-10533
And
Rio Tinto Limited
Commission file No.: 000-20122

The following is an e-mail message sent to all BHP Billiton petroleum employees on November 21, 2007.

Subject:   Media Reports about BHP Billiton Petroleum

A message to all Petroleum employees:

I know by now you are all aware that BHP Billiton has announced that is has recently written to the Board of Rio Tinto proposing a combination with Rio Tinto, another prominent global mining company.  This is a great opportunity for our company, for you our employees, and our shareholders and we certainly hope this proposal can be accomplished.

However, you may also be aware that various media have run stories speculating that BHP Billiton Petroleum might be sold as a part of this transaction.  These rumours have mentioned specific possible buyers, and even a sales price range.

I personally want you to know that these stories are not true.  As a member of the Group Management Committee, I have been actively involved in the development of the proposal, and the sale has not been contemplated as part of this proposal.  The Board of Directors consider BHP Billiton Petroleum to be a key part of the BHP Billiton Group; they greatly value our current performance and want more of it in the future.

We are busier now than ever before and the role you play is critical to the company as a whole, not just to BHP Billiton Petroleum.  The commitment to BHP Billiton Petroleum from the wider company is strong, therefore the commitment to each of you is strong.

I know rumours of this nature can be distractions that can interrupt the critical work you perform, and for that reason I wanted to get this message to you.  Do your best to ignore this and any future media speculation, be safe, and deliver on your personal role in and commitment to our company.

Thank you for all you do.

Mike Yeager
Chief Executive Petroleum

Important Information:
The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the "SEC") certain documents (including possibly a registration statement and prospectus)relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read  such documents  because they will contain important information.  If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC's website (http://www.sec.gov<http://www.sec.gov/> ).  Copies of such documents may also be obtained from BHP Billiton without charge.